DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

December 12, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Palomar Holdings, Inc., a Delaware corporation (the “Company”), we confidentially submitted a draft registration statement on Form S-1 on December 12, 2019 (the “Draft Registration Statement”) for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Draft Registration Statement in accordance with the Commission’s draft registration statement processing procedures. The Draft Registration Statement relates to a public offering of shares of the Company’s common stock, $0.0001 par value per share (the “Proposed Offering”).

The Company submitted the Draft Registration Statement prior to the end of the twelfth month following April 16, 2019, the effective date of the Company’s registration statement under the Securities Act of 1933, as amended, filed in connection with the Company’s initial public offering. The Company hereby confirms that it will publicly file its registration statement in connection with the Proposed Offering and the Draft Registration Statement such that both documents are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter or the Draft Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Kagnoff

Michael Kagnoff
Partner